Exhibit 99.1

AMARIN ANNOUNCES INTENTION TO LIST
ON AIM AND IEX MARKETS

London, United Kingdom, June 9, 2006 -- Amarin Corporation plc (NASDAQ: AMRN), the London-based neuroscience company, today announced that it intends to seek secondary listings on the AIM Market of the London Stock Exchange and the IEX Market of the Irish Stock Exchange. Amarin will retain its primary listing on NASDAQ and is not seeking any additional capital as part of the listing process. Amarin is already well funded with $33m of cash as at March 31, 2006. Admission to AIM and IEX is expected to occur in mid July.

Admission to AIM and IEX will enhance Amarin’s profile amongst commercial and financial audiences in Europe. It will also enable European investors to trade Amarin shares on an open market whether it be NASDAQ, AIM or IEX.

Davy is acting as Nominated Advisor (Nomad), IEX Adviser and Broker to Amarin in respect of the Admission.

Rick Stewart, Chief Executive Officer of Amarin, commented: “We are very pleased to be listing Amarin on AIM and IEX. While the majority of our investors are based in the United States, AIM and IEX listings will offer greater flexibility to our existing and future European and international investors and will enhance our European visibility. AIM is now the most successful and liquid junior market in the world, with over 1,500 companies with a combined market capitalisation in excess of £40 billion.”

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.

Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe. Miraxion’s development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Amarin has 81.4 million shares in issue and its closing price on NASDAQ on June 7, 2006 was $2.32.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Davy Stockbrokers
Fergal Meegan	+353 (0) 1 6796363
Ivan Murphy

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of June 9, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease and the development of our novel oral formulation of apomorphine, as an alternative to the currently available injectable formulation of apomorphine; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.